UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NATIONAL HEALTHCARE PROPERTIES, INC.
(Name of Subject Company (Issuer))

NATIONAL HEALTHCARE PROPERTIES, INC.
(Name of Filing Person (Offeror))

7.375% Series A Cumulative Redeemable Perpetual Preferred Stock
7.125% Series B Cumulative Redeemable Perpetual Preferred Stock
(Titles of Classes of Securities)

42226B204
(CUSIP Number of Series A Cumulative Redeemable Perpetual Preferred Stock)

42226B303
(CUSIP Number of Series B Cumulative Redeemable Perpetual Preferred Stock)

Michael Anderson
Chief Executive Officer and President
Andrew Babin
Chief Financial Officer and Treasurer
National Healthcare Properties, Inc.
540 Madison Avenue, 27th Floor
New York, NY 10022
(332) 258-8770
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Joseph A. Herz
Win Rutherfurd
Timothy W. Donovan
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, NY 10017
(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2026 (as supplemented or amended from time to time, the “Schedule TO”) by National Healthcare Properties, Inc., a Maryland corporation (the “Company,” “NHP,” “we” or “us”), and relates to the offers by the Company to purchase up to a maximum aggregate purchase price in cash of $100 million of (i) its 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock,  $0.01 par value per share, for a purchase price of $22.50 per share in cash (the “Series A Offer”), and (ii) its 7.125% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share, for a purchase price of $22.50 per share in cash (the “Series B Offer”), each less any applicable withholding taxes and without interest. The Series A Offer and Series B Offer are together referred to as the “Offers,” and each, an “Offer.”

Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery, and all other exhibits to the Schedule TO, remains unchanged and is incorporated into this Amendment No. 1 by reference.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to indicate that, on June 17, 2026, the Company issued a press release announcing the preliminary results of the Offers. Accordingly, Items 11 and 12 of the Schedule TO are hereby amended and supplemented as follows.

ITEM 11. ADDITIONAL INFORMATION

Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following language:

On June 17, 2026, the Company issued a press release announcing the preliminary results of the Offers, which each expired at 5:00 pm, New York City time, on June 16, 2026. The number of shares expected to be purchased in each Offer is preliminary and subject to change and to confirmation by Computershare Inc., the depositary for the Offers. The final results will be announced following completion of the confirmation process. Payment for shares accepted for purchase in each Offer will occur promptly following confirmation, in accordance with applicable law, less any applicable withholding taxes and without interest. A copy of such press release is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)*	Offer to Purchase, dated May 18, 2026.
(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Current Report on Form 8-K of National Healthcare Properties, Inc., filed on May 18, 2026 (incorporated by reference to such filing).
(a)(5)(ii)	Press Release dated June 17, 2026.
(b)	Not applicable.
(d)(1)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NATIONAL HEALTHCARE PROPERTIES, INC.

Dated: June 17, 2026	By:	/s/ Michael Anderson
Name: Michael Anderson
Title: Chief Executive Officer and President